                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                      EURO TRADE & FORFAITING, INC.

--------------------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $0.001 Par Value

--------------------------------------------------------------------------
                     (Title of Class of Securities)

                               29870X 10 3

--------------------------------------------------------------------------
                              (CUSIP Number)

    Michael J. Smith, 6 Rue Charles-Bonnet, 1206, Geneva, Switzerland
                       Telephone (41-22) 818-2999

--------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                            February 14, 2000

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         (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].

CUSIP No.     29870X 10 3
          ---------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

          MFC Merchant Bank S.A.
     -------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  --------------------------------------------------------

4)   Source of Funds
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------

6)   Citizenship or Place of Organization     Switzerland
                                          ---------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              -----------
     ficially           (8)  Shared Voting Power     202,663
     Owned by                                    -----------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         --------------
     With               (10) Shared Dispositive Power   202,663
                                                      ------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  202,663
                                                                  --------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            X
     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     1.2%
                                                        ------------------

14)  Type of Reporting Person           CO
                              --------------------------------------------


                                                         Page 2 of 8 Pages

CUSIP No.     29870X 10 3
          ---------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

           MFC Bancorp Ltd.
     -------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  --------------------------------------------------------

4)   Source of Funds
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------

6)   Citizenship or Place of Organization     Yukon Territory, Canada
                                          --------------------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ----------------------
     ficially           (8)  Shared Voting Power     202,663
     Owned by                                    --------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -----------------
     With               (10) Shared Dispositive Power     202,663
                                                      ---------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  202,663
                                                                  --------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               X
     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     1.2%
                                                        ------------------

14)  Type of Reporting Person           CO
                              --------------------------------------------


                                                         Page 3 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.001 par value each of Euro Trade & Forfaiting, Inc. ("Euro Trade"), a Utah corporation, having a principal executive office at 9 King Street, Third Floor, London, England, EC2V 8EA.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Merchant Bank S.A. ("Merchant Bank") and MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services business and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has a principal business and office address at 53, Route de Malagnou, 1211 Geneva 17, Switzerland. See item 6 on pages 2 and 3 of this Schedule 13D for the jurisdiction of organization of Merchant Bank and MFC.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of MFC.



==========================================================================
                   RESIDENCE OR                PRINCIPAL
    NAME         BUSINESS ADDRESS              OCCUPATION      CITIZENSHIP
==========================================================================


Michael Smith    6 Rue Charles-Bonnet, 1206    Director,       British
                 Geneva, Switzerland           President
                                               and Chief
                                               Executive
                                               Officer of MFC
--------------------------------------------------------------------------
Julius Mallin    256 Jarvis Street, Apt. 8D,   Retired         Canadian
                 Toronto, Ontario, Canada      Businessman
                 M5B 2J4
--------------------------------------------------------------------------
Oq-Hyun Chin     3, 4th Floor, Kyung Am Bldg., Business        Korean
                 831028 Yeoksam-Dong,          Advisor, The
                 Kangnam-Ku, Seoul, Korea      Art Group
                                               Architects &
                                               Engineers Ltd.
--------------------------------------------------------------------------
Roy Zanatta      Suite 1250, 400 Burrard       Director and    Canadian
                 Street, Vancouver, British    Secretary of
                 Columbia, Canada, V6C 3A6     MFC
--------------------------------------------------------------------------
Sok Chu Kim      1071 - 59 Namhyun-Dong,       Director of     Korean
                 Gwanak-Kn, Seoul, Korea       Korea
                                               Liberalization
                                               Fund Ltd.
==========================================================================


                                                         Page 4 of 8 Pages

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of Merchant Bank.



==========================================================================
                   RESIDENCE OR                PRINCIPAL
    NAME         BUSINESS ADDRESS              OCCUPATION      CITIZENSHIP
==========================================================================


Claudio Morandi  53, Route de Malagnou, 1211   President and   Swiss
                 Geneva 17, Switzerland        director of
                                               Merchant Bank
--------------------------------------------------------------------------
Jimmy S.H. Lee   53, Route de Malagnou, 1211   Trustee,        Canadian
                 Geneva 17, Switzerland        President and
                                               Chief Executive
                                               Officer of
                                               Mercer
                                               International
                                               Inc.
--------------------------------------------------------------------------
Max Huber        53, Route de Malagnou, 1211   Independent     Swiss
                 Geneva 17, Switzerland        Consultant
--------------------------------------------------------------------------
Erich Kaiser     53, Route de Malagnou, 1211   Independent     Swiss
                 Geneva 17, Switzerland        Consultant
--------------------------------------------------------------------------
Hans-Rudolf      53, Route de Malagnou, 1211   Attorney-       Swiss
Steiner          Geneva 17, Switzerland        at-Law
==========================================================================


During the last five years, neither Merchant Bank or MFC has been, nor, to the knowledge of Merchant Bank or MFC, have any of their directors or officers been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Merchant Bank and MFC have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.   PURPOSE OF TRANSACTION.

Merchant Bank has entered into a loan agreement dated for reference January 31, 2000 (the "Loan Agreement") with two stockholders of Euro Trade, being North Cascade Limited ("Cascade") and Collingwood Investments Limited ("Collingwood"), the owners of 6,600,000 and 4,400,000 shares (collectively, the "Euro Shares") of common stock, respectively, of Euro Trade. Pursuant to the terms thereof, on February 14, 2000, Merchant Bank advanced a loan of $12.0 million to Cascade and Collingwood secured by a pledge of the Euro Shares.

Merchant Bank and MFC expressly disclaim beneficial ownership of the Euro
Shares.


                                                         Page 5 of 8 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Merchant Bank is the beneficial owner of 202,663 shares (the "Shares") of the common stock of Euro Trade. Merchant Bank exercises shared voting power over the Shares with MFC, which owns all of the issued and outstanding shares of Merchant Bank.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As disclosed in their Schedule 13D's dated October 25, 1999, Cascade, a corporation organized under the laws of the British Virgin Islands and Collingwood, a corporation organized under the laws of the Bahamas, beneficially own 6,600,000 and 4,400,000 shares, respectively, in the common stock of Euro Trade.

Merchant Bank, Collingwood and Cascade entered into the Loan Agreement pursuant to which Merchant Bank loaned to Collingwood and Cascade (collectively, the "Borrowers") the principal sum of $12.0 million (the "Loan"). As security for the Loan, Collingwood and Cascade pledged and hypothecated the Euro Shares to Merchant Bank pursuant to a securities pledge agreement dated January 31, 2000. On February 14, 2000, Merchant Bank advanced the Loan to the Borrowers and received as security share certificates representing the pledged Euro Shares.

Merchant Bank and MFC expressly disclaim beneficial ownership of the Euro
Shares.

Euro Trade also entered into an administration and management services agreement (the "Services Agreement") with MFC dated for reference January 31, 2000 pursuant to which MFC will provide operating and management services to Euro Trade for an initial term of three years.

In addition, Collingwood and North Cascade entered into a support agreement (the "Support Agreement") with MFC dated for reference January 31, 2000 in the form attached as Schedule "B" to the Services Agreement, whereby they have agreed to, among other things, (i) take such action as may be required to effect the Services Agreement, including the reconstitution of Euro Trade's board of directors and exercising the voting rights attached to the Euro Shares in favour of electing directors of Euro Trade as provided for in the Services Agreement, and (ii) grant MFC a right of first refusal to purchase the Euro Shares.

Reference is made to Euro Trade's second quarter report on Form 10-Q for the period ended December 31, 1999 and filed on February 14, 2000 for a complete copy of both the Services Agreement and Support Agreement.


                                                         Page 6 of 8 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit Number        Description
     --------------        -----------

          1 Joint Filing Agreement between Merchant Bank and MFC dated February 15, 2000.

          2 Securities Pledge Agreement among Merchant Bank and the Borrowers dated for reference January 31, 2000.

          3*               Administration and Management Services
                           Agreement with MFC dated for reference January 31, 2000.

___________________
* Incorporated by reference from Euro Trade's Form 10-Q for the quarter ended December 31, 1999 and filed on February 14, 2000.


                                                         Page 7 of 8 Pages

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 15, 2000
                                          --------------------------------
                                                      (Date)

                                               MFC MERCHANT BANK S.A.

                                             By: /s/ Claudio Morandi
                                          --------------------------------
                                                    (Signature)

                                             Claudio Morandi, President
                                          --------------------------------
                                                  (Name and Title)

                                             By: /s/ Peter Hediger
                                          --------------------------------
                                                    (Signature)

                                            Peter Hediger, Vice President
                                          --------------------------------
                                                  (Name and Title)



                                                 February 15, 2000
                                          --------------------------------
                                                      (Date)

                                                  MFC BANCORP LTD.

                                             By: /s/ Michael J. Smith
                                          --------------------------------
                                                    (Signature)

                                             Michael J. Smith, Director
                                          --------------------------------
                                                  (Name and Title)


                                                         Page 8 of 8 Pages

                              EXHIBIT INDEX

     Exhibit Number         Description
     --------------         -----------

           1 Joint Filing Agreement between Merchant Bank and MFC dated February 15, 2000.

           2 Securities Pledge Agreement among Merchant Bank and the Borrowers dated for reference January 31, 2000.

           3* Administration and Management Services Agreement with MFC dated for reference January 31, 2000.

-------------------
* Incorporated by reference from Euro Trade's Form 10-Q for the quarter ended December 31, 1999 and filed on February 14, 2000.